SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

20 January, 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 20 January, 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                                              PROTHERICS PLC

                                                NOTIFICATION OF MAJOR INTERESTS IN SHARES

20 January 2005: Protherics PLC (the "Company"), the biopharmaceutical company focused on critical care and oncology, received notification today from Perpetual Income & Growth Investment Trust plc on behalf of INVESCO Asset Management Limited that Perpetual
Income & Growth Investment Trust plc is the beneficial owner of 10,115,137 ordinary shares representing 3.92% of the issued share capital of the Company.

This notification follows an increase in the Company's issued share capital to 258,328,129 ordinary shares.

For further information contact:

 Protherics PLC                                    +44 (0) 20 7246 9950
 Julie Vickers, Company Secretary                  +44 (0) 1928 518010
 Nick Staples, Corporate Affairs                   +44 (0) 7919 480510

 Financial Dynamics                                +44 (0) 20 7831 3113
 Ben Atwell/David Yates

END